S O N F I E L D & S O N F I E L D

A Professional Corporation

LEON SONFIELD (1865-1934) GEORGE M. SONFIELD (1899-1967) ROBERT L. SONFIELD (1893-1972) ____________________ FRANKLIN D. ROOSEVELT, JR. (1914-1988)	ATTORNEYS AT LAW 2500 WILCREST DRIVE, SUITE 300 HOUSTON, TEXAS 77042-2754 WWW.SONFIELD.COM TELECOPIER (713) 877-1547 _______ TELEPHONE (713) 877-8333	ROBERT L. SONFIELD, JR. Managing Director robert@sonfield.com Jennifer Abney Legal Assistant jennifer@sonfield.com

February 27, 2015

By EDGAR

Ms. Kate Maher

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	First Titan Corp. Preliminary Proxy Statement on Schedule 14A Filed January 22, 2015 File No. 000-55072

Dear Ms. Kate Maher:

This letter is in response to your letter of comment dated February 12, 2015 covering the captioned Proxy Statement.

For your convenience, we will restate your comment followed by our response.

Proxy Statement, page 1

1.   Please reconcile your disclosure here, that the special meeting will be held on February 23, 2015 at the Hilton Houston Southwest, with your disclosure elsewhere, such as in Exhibit C, that the meeting is to be held on February 19, 2015 at the offices of Regus Westchase.

We have conformed the time and place of the special meeting under the heading “Voting and Solicitation Information” as well Exhibit C.  The meeting date will be disclosed in the definitive Schedule 14A as 30 days after the mailing date.

2.   Tell us where you have disclosed the dates called for by Rule 14a-5(e).

The deadline for submitting shareholder proposals for inclusion in our proxy statement for the next annual meeting and the dates specified in Rule 14a-5(e) is disclosed on page 18 under the caption “Additional Information - Stockholder proposals and nominations for director for the 2015 annual meeting.”

3.   Please amend the first page of your proxy statement to include the approximate date the proxy is first sent to security holders.  Consult Item 1 of Rule 14a-101 for additional guidance.

The specific mailing date will be disclosed in the definitive 14A on the first page opposite the heading “Record Date” as required by Item 1 of 14a-101: “On the first page of the proxy statement, as delivered to security holders state the approximate date….” (Emphasis ours)

SONFIELD & SONFIELD

Ms. Kate Maher

Division of Corporation Finance

Securities and Exchange Commission

February 27, 2015

Why is First Titan Florida reincorporating in Nevada?, page 3

4.   Please provide your reasons for conducting the reverse stock split described in the second bullet point in Proposal I.

We have added a paragraph under the heading “What are the principal features of the reincorporation?” disclosing the reasons for the reverse split.

Differences between First Titan Florida and First Titan Nevada, page 11

5.   Please present as separate proposals each provision of the articles of incorporation or bylaws of First Titan Nevada that will differ materially from the provisions in the articles of incorporation or bylaws of First Titan Florida.  For example, we note changes beginning on page 11 of your disclosure, such as the adoption of a classified board with three classes and the issuance of preferred stock with preferences, that will occur by reincorporating your business in Nevada that are not presented as separate proposals. Please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

We have revised the captioned proxy statement, in response to your comment, to “unbundle” Proposal No. 1 into 3 proposals to comply with Exchange Act Rule 14a-4(a)(3) that concerns the “unbundling” of separate matters submitted to a shareholder vote.

In addition we have “unbundled” provisions of the Nevada articles that are materially different from the Florida articles by creating a separate proposal for the preferred stock and a separate proposal for the classified board as discussed in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations.

We have also revised the proxy statement to disclose the effective of a negative vote on any related proposal.  In addition, we have revised the proxy card consistent with the revisions to the proxy statement.

Management of the company has authorized me to provide the following statement on behalf of the company:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Robert L. Sonfield, Jr.

Robert L. Sonfield, Jr.

Managing Director

cc: Sydney Jim